Exhibit 99.2

Ad hoc announcement pursuant to Art. 53 LR

RELIEF THERAPEUTICS Holding SA Announces Closing of CHF 5 Million Private Placement

GENEVA (June 23, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics, or the Company), a biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from select specialty and rare diseases, today announced the closing of the previously announced private placement.

The Company sold 1,200,000 shares at a purchase price of CHF 3.33 and 300,000 pre-funded warrants to a healthcare-focused institutional investor. Each pre-funded warrant has an exercise price of CHF 3.33, with CHF 3.329 prepaid upon issuance and CHF 0.001 payable upon exercise. The pre-funded warrants will expire upon exercise. As part of the transaction, Relief Therapeutics also issued to the investor 1,500,000 warrants. These warrants are immediately exercisable, will expire in five years and have an exercise price of CHF 3.40 per share.

The aggregate gross proceeds from the offering were approximately CHF 5 million, before deducting placement agent fees and other offering expenses. The Company plans to use the net proceeds from the offering for working capital and other general corporate purposes.

The private placement shares and, upon exercise, the shares underlying the warrants, will be traded on the SIX Swiss Exchange and rank pari passu (carrying the same rights) with Relief Therapeutics’ ordinary shares, and will be delivered from Relief Therapeutics’ treasury shares previously issued out of its authorized share capital under exclusion of the existing shareholders’ pre-emptive rights.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

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ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics' portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ drug delivery platform technologies and a highly targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Relief Therapeutics' mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Catherine Day

Vice President, Investor Relations & Communications

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, including market and other conditions, which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, but are not limited to, the anticipated use of proceeds from the offering. A number of factors including those described in Relief Therapeutics' filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC) could adversely affect Relief Therapeutics. Copies of Relief Therapeutics' filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date, except as required by law.

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